Exhibit 99.F

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Metallica Resources Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Manitoba and Ontario have been issued for a Preliminary Prospectus of the above Issuer dated October 30th, 2003.

DATED at Toronto this 31st day of October, 2003.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:

The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 584709